SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING


                                               Commission File Number   0-26430

         (Check one)

         ___  Form 10-K and Form 10-KSB     ____ Form 11-K    ___ Form 20-F

         [X]  Form 10-Q and Form 10-QSB     ____ Form N-SAR


         For period ended June 30, 2003
                          ---------------------------------------------

         ___ Transition Report on Form 10-K and Form 10-KSB

         ___ Transition Report on Form 20-F

         ___ Transition Report on Form 11-K

         ___ Transition Report on Form 10-Q and Form 10-QSB

         ___ Transition Report on Form N-SAR

         For the transition period ended ___________________________

         READ ATTACHED INSTRUCTION SHEET BEFORE PREPARING FORM. PLEASE PRINT OR TYPE.

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:


                                     PART I
                             REGISTRANT INFORMATION

         Full name of registrant   Tarrant Apparel Group
                                 -----------------------------------------------

         Former name if applicable
                                   ---------------------------------------------

         Address of  principal  executive  office  (STREET AND NUMBER) 3151 East
                                                                       ---------
Washington Blvd.
----------------
         City, state and zip code           Los Angeles, California 90023
                                  ----------------------------------------------


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                                    PART II
                             RULE 12b-25(b) AND (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

         (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

         (b) The subject annual report, semi-annual report, transition report on Form 10-K, 10-KSB, 20-F, 11 -K or Form N-SAR, or
  [X] portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on of before the fifth calendar day following the prescribed due date; and

         (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

         State below in reasonable detail the reasons why Form 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

                  The Registrant's Form 10-Q, for the quarterly period ended March 31, 2003, could not be filed within the prescribed time period because certain information and data relating to and necessary for the completion of the Registrant's financial statements and management's discussion and analysis of financial condition and results of operations could not be obtained by registrant within such time period without unreasonable effort or expense.

                                    PART IV
                                OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification.

    Patrick Chow                        (323)                      780-8250
--------------------------------------------------------------------------------
    (Name)                           (Area Code)             (Telephone Number)

         (2) Have all other periodic reports required under Section 13 or 15(d) or the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the
answer is no, identify report(s).                           [X] Yes   ___ No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or
portion thereof?                                            [X] Yes   ___ No

         (4) If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


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


                              Tarrant Apparel Group
--------------------------------------------------------------------------------
                  (Name of Registrant as Specified in Charter)

         Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date   August 15, 2003     By   /s/ Patrick Chow
      ----------------        -----------------------------------------
                               Name:  Patrick Chow
                               Title: Chief Financial Officer

         INSTRUCTION. The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

         Intentional misstatements or omissions of fact constitute federal criminal violations (SEE 18 U.S.C. 1001).


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


PART IV - OTHER INFORMATION

(3)      EXPLANATION OF ANTICIPATED CHANGE

         During the second quarter of 2003, the Registrant decided to discontinue substantially all of its manufacturing operations in Mexico, and is in negotiations to lease a substantial portion of its facilities and equipment in Mexico to a third party. As a consequence of this restructuring, during the second quarter of 2003, the Registrant has recognized charges totaling $22.3 million associated with the write-down of goodwill for facilities and equipment affected by the restructuring. Additionally, the Registrant has recognized an $11 million write-down of inventory in Mexico taken in anticipation of its liquidation. Net sales for the second quarter of 2003 were $78.2 million, a decrease of $17.1 million as compared to net sales of $95.3 million in the second quarter of 2002. Gross profit was $(433,000), compared to gross profit of $14.4 million in the comparable quarter for 2002, due primarily to the $11 million write-down of inventory in Mexico as a result of the restructuring. Net loss for the second quarter of 2003 was $32.6 million compared to a net income of $1.3 million in the comparable quarter for 2002.


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